[redacted]

SECU 13026241 SSION

AN ORT

FORM X-17A-5
PART III

SEC
Mail Processing
Section

NOV 18 2013

Washington DC
404

OMB APPROVAL	
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SEC FILE NUMBER
8-43494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JDL Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Dove Street, Suite 160
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Derek Lewis
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich Baron Goodyear L.L.P.
(Name – *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 255, Long Beach, California 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Derek Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JDL Securities Corporation, as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

J. Derek Lewis, President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

NOV 18 2013

Washington DC
404

JDL SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2013

(With Independent Auditors' Report Thereon)

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

JDL SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2013

(With Independent Auditors' Report Thereon)

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

~~1~~
~~2~~
~~3~~
~~4~~
~~5~~
~~6~~

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me

on this 22 day of October, 20 13,
Date Month Year

by

(1) J. Derek Lewis, President,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) N/A,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

R. DALBY
Commission # 1998192
Notary Public - California
Orange County
My Comm. Expires Dec 11, 2016

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: N/A

Document Date: ____ Number of Pages: ____

Signer(s) Other Than Named Above: ____

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

Item #5910

<u>CONTENTS</u>

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
JDL Securities Corporation
Newport Beach, California

Report on the Financial Statements

We have audited the accompanying financial statements of JDL Securities Corporatoin (the Company) which comprise the statement of financial condition as of September 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JDL Securities Corporation as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 12-14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12-14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12-14 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
November 12, 2013

JDL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2013

ASSETS

Cash and cash equivalents:		
Cash		$ 8,872
Deposit – Clearing Agent, allowable		25,000
Total cash and cash equivalents		33,872
Receivables:		
Commissions	$ 4,143	
Mutual fund concessions –		
Under 30 days – allowable	228	
12b(1) – Non-allowable	75,000	
Total receivables		79,371
Other assets:		
Due from parent	13,000	
Prepaid expenses	2,980	
CRD (Flex Funding) account	118	
Total other assets		16,098
Total assets		$ 129,341

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities		$ 8,799
Commissions payable - Settled trades		7,793
Commissions payable – Trade not settled		114
Total liabilities		16,706
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 50,100 shares issued and outstanding	$ 50,100	
Retained earnings	62,535	
Total stockholder's equity		112,635
Total liabilities and stockholder's equity		$ 129,341

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2013

Revenues:		
Commissions and concessions		$ 1,634,390
Interest and dividends		414
Other revenue		1,750
Realized and unrealized gains/losses on securities		3,496
Total revenues		1,640,050
Operating expenses:		
Travel	$ 1,767	
Meals and entertainment	949	
Commissions	527,697	
Data processing	9,998	
Office supplies and printing	893	
Regulatory fees	15,855	
Professional fees	25,189	
Maintenance	4,685	
Clearing broker fees	43,570	
Quote services	2,090	
Salaries, wages and employee benefits – See Note 5	468,858	
Fidelity bond	2,000	
Taxes and licenses	3,747	
Dues and subscriptions	26,390	
Administrative expense allocation – See Note 5	72,732	
Other expense – See Note 5	38,727	
Total expenses		1,245,147
Income before income taxes		394,903
Income taxes		10,800
Net income		$ 384,103

The accompanying notes are an integral part of these financial statements.

JDL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2013

	Common Stock	Retained Earnings	Total
Balance at beginning of year	$ 50,100	48,432	98,532
Dividend paid		(370,000)	(370,000)
Net income	-	384,103	384,103
Balance, end of year	$ 50,100	62,535	112,635

The accompanying notes are an integral part of this financial statement.

JDL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2013

Cash flows from operating activities:		
Net income		$ 384,103
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized/realized (gain) loss on securities		(3,497)
Increase in accounts receivable		(72,383)
Increase in prepaid expenses		(1,218)
Decrease in other assets		109
Decrease in accounts payable and accrued expenses		(3,726)
Increase in commissions and concessions payable		1,414
Net cash flows provided by operating activities		304,802
Cash flows from investing activities:		
Sales of securities	$ 57,153	
Purchase of securities	(8,447)	
Net cash flows provided by investing activities		48,706
Cash flows from financing activities:		
Dividend paid	(370,000)	
Loan to parent	(13,000)	
Net cash flows used for financing purposes		(383,000)
Net decrease in cash		(29,492)
Cash, beginning of year		63,364
Cash, end of year		$ 33,872

SUPPLEMENTAL CASH INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JDL Securities Corporation is a California corporation that is a securities broker-dealer and a wholly-owned subsidiary of J. Derek Lewis & Associates, Inc., a registered investment adviser registered with the Securities and Exchange Commission. The Firm is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3. The Firm is an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing agent. The Firm's primary business consists of mutual funds. The Firm does not hold customer funds or securities. The Firm requires no collateral for its trade receivables.

Method of Accounting

The Firm maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

SIPC

The SIPC assessment has been determined fairly in accordance with instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Income Taxes

The Firm files consolidated federal and state income tax returns with its parent, J. Derek Lewis and Associates, Inc. and is allocated a portion of the consolidated tax liability based upon its share, if any, of net income.

The Firm has adopted the provisions of FASB ASC Income Taxes-Overall-Recognition, which requires them to disclose unrecognized tax benefits as a result of tax positions taken during prior period. FASB ASC also requires the Firm to recognize any interest and penalties associated with its tax positions. Management believes, more likely than not, that tax positions taken will be sustained.

(2) INVESTMENTS

Fair Value Measurements

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Firm is required to use a three-tiered fair value hierarchy in determining fair value for its marketable securities. FASB ASC defines fair value, thereby eliminating consistencies in guidance found in various prior accounting pronouncements, and increase disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Organization at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

FASB ASC also requires the Firm to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation. As of September 30, 2013, all issues of stock and mutual fund investments were sold/redeemed.

(3) INCOME TAXES

Income tax expense consists of the following:

	Federal	California	Total
Current	$ -	$ 800	$ 800
Deferred	7,000	3,000	10,000
Total	$ 7,000	$ 3,800	$ 10,800

The Firm accounts for its income taxes per the Income Taxes Topic of FASB ASC, and uses an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The deferred tax items consist primarily of the use of accrual basis for financial purposes and the cash basis for tax purposes.

(3) INCOME TAXES, Continued

The Firm's income tax returns are subject to examination by the taxing authorities for three years – Federal and four years – California, subsequent to their filing.

(4) COMMISSION AND CONCESSION REVENUE

Included in commission and concession revenue in the accompanying statement of income are the following:

Commissions – Clearing agent	$ 95,636
Concessions – Direct/Mutual Funds	105,053
Concessions – Trails/Mutual Funds	205,083
Concessions – 529 Plan	19,214
Section 12b(1) fees	1,209,404
	$ 1,634,390

Included as part of "Commisssions – Clearing agent" are commissions from the following:

Listed/OTC	$ 12,816
Mutual Funds	$ 13,709
Third Market Transactions	$ 21,018
Trails	$ 47,942
Preferred	$ 60
Other	$ 91

(5) EXPENSE-SHARING AGREEMENT

The Firm has entered into an expense-sharing agreement with its parent, J. Derek Lewis & Associates. Under this agreement, certain administrative, personnel, and other expenses are initially paid by the parent and a portion is allocated to the Firm. The monthly amount received by the Firm under this agreement is $13,099.

(6) RETIREMENT PLAN

For several years, the Firm had sponsored a Simplified Employee Pension Plan which it discontinued effective December 31, 2012. Prior to discontinuance, the Firm contributed $96,273 to the plan during the year.

Effective January 1, 2013, J. Derek Lewis & Associates and its subsidiary, JDL Securities Corp., adopted a 401(k) Profit Sharing Plan, the JDLA 401(k) Profit Sharing Plan. Employees over the age of 21 and who have completed one month of service are eligible to participate in the 401(k) Plan. Employees have the option of making retirement contributions to their account by reducing their salary on a Pre-Tax or Roth Elective Deferral basis. The plan offers a 1% Company Match up to 4% of employees' gross salary deferral, and the employer will contribute a Safe Harbor contribution in the amount of 3% of gross annual salary to all eligible employees. Annual Profit Sharing contributions will be at the discretion of the employer and eligible only to those employees that complete 1,000 hours of service. Employer contributions have a 5-year vesting schedule, excluding Safe Harbor contributions which are always 100% vested. The Summary Plan Description and Plan Highlights are as follows:

JDLA 401(k) Plan	Eligibility	Vesting
Pre-tax and Roth Deferral (optional)	21 years old and one month of service	100%
1% Match	21 years old and one month of service	5-year vesting schedule
3% Safe Harbor	21 years old and one month of service	100%
PSP New Comparability	21 years old and one month of service, 1000 hours during the Plan Year and be employed on the last day of the Plan Year	5-year vesting schedule

As of year-end, the Firm has contributed $27,087 to the Plan during the year.

(7) OPERATING LEASES

The Firm leases certain office equipment under operating leases. Any long-term commitments under such leases are not material.

(8) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was November 12, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

(9) NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The net capital and the related net capital ratio fluctuate on a daily basis; however, as of September 30, 2013, the net capital was $21,537 which exceeded the required minimum capital by $16,537. The aggregate indebtedness to net capital ratio was 0.78 to 1.

JDL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2013

Total equity from statement of financial condition		$ 112,635
Less non-allowable assets:		
CRD (Flex Funding) deposit	$ (118)	
Prepaid expenses	(2,980)	
12b(1) receivables	(75,000)	
Due from parent	(13,000)	(91,098)
Net capital		$ 21,537

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 21,537
Excess net capital	$ 16,537

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 16,706
Ratio of aggregate indebtedness to net capital	0.78 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

JDL SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2013

Not Applicable – The Firm is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

JDL SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2013

Not Applicable – The Firm is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
JDL Securities Corporation
Newport Beach, California

In planning and performing our audit of the financial statements of JDL Securities Corporation (the Company) as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich/Baron Goodyear LLP

Long Beach, California
November 12, 2013

JDL SECURITIES CORPORATION

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED SEPTEMBER 30, 2013

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GBG LLP
GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

JDL SECURITIES CORPORATION

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED SEPTEMBER 30, 2013

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

The Board of Directors
JDL Securities Corporation
Newport Beach, CA

Dear Board Members:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2013, which were agreed to by JDL Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating JDL Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). JDL Securities Corporation's management is responsible for the JDL Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

The Board of Directors
JDL Securities Corporation

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
November 12, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043494 FINRA SEP
JDL SECURITIES CORP
1001 DOVE ST STE 160
NEWPORT BEACH CA 92660-2820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Reny Greenleaf
949-752-5206 (office)
949-705-0947 (direct)

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (1730.42)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ (1730.42)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $(1730.42)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JDL Securities Corp
(Name of Corporation, Partnership or other organization)

Greenleaf
(Authorized Signature)

CFO
(Title)

Dated the 15 day of October, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2012 and ending 9/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ 1,640,050
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,600,736
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	43,570
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	3,496
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	1,745
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): reimb. for edu. seminar (Deductions in excess of $100,000 require documentation)	1,750
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ (11,248)
2e. General Assessment @ .0025	$ (28)
	(to page 1, line 2.A.)